1001 MCKINNEY

18th FLOOR

HOUSTON, TEXAS 77002

FRANKLIN, CARDWELL & JONES

713.222.6025  TELEPHONE

A PROFESSIONAL CORPORATION

713.222.0938  FACSIMILE

INTERNET:

http://www.fcj.com

January 6, 2006

United States Securities and Exchange Commission

Attn: Mr. Jay Mumford

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C.  20549

Re: Legacy Communications Corporation Registration Statement on

 Form SB-2 (File No. 333-025907)

Dear Mr. Mumford:

On behalf of Legacy Communications Corporation (the "Company"), we are filing with this letter Pre-effective Amendment No. 3 ("Amendment No. 3") to the above referenced registration statement on Form SB-2 (the "Registration Statement"), together with a marked copy showing changes made in Amendment No. 3.  For the convenience of the staff I have forwarded two (2) hard copies of this letter and the marked copies of Amendment No. 3 to you by overnight mail.

Set forth below are our responses to the comments from the staff.

Summary, page 1

1.

In the table you present regarding future sales, please clarify what you mean by "cost of completion," and explain, if true, that that amount does not reflect all the costs you have incurred in acquiring and developing that station.

The Company has revised the table appearing on page 4 to show both the present investment of the Company in each radio station and the estimated costs to be incurred in connection with each transaction.  A similar table appearing on page 37 includes only the estimated costs to be incurred because it appears in the context of capital resources.  In that context, the Company believes that the relevant information is the expected proceeds from the transaction and the expected costs to be incurred in connection with that transaction so that the investors can determine whether the sources of funds will be adequate for future operations.

2.

We note your response to comment 2 from our letter dated October 20, 2005.  Please accurately identify your agreement with Lakeshore Media as an option agreement instead of a "contract to sell two radio stations."  While it is true that you have a put, it appears that your recourse in the event that the stations are not sold is to keep the deposit the option holder paid.

The Company has revised the disclosure on page 4 and page 27 to describe the agreement between the Company and Lakeshore Media as an option to buy and an option sell.  Pursuant to Section 3.2 of the agreement between the Company and Lakeshore Media, recourse in the event that the stations are not sold is not limited to the deposits made by the option holder and the Company would be entitled to seek either specific performance of the agreement or damages for breach of the contract.

Financial Summary, page 5

3.

Please tell us how you calculated your working capital deficit.  It appears that the amount would be $5,113,984.  Please revise or advise.  This comment also applies to the disclosure in your risk factors on page 6.

The working capital deficit set forth in Amendment No. 2 was incorrect and has been corrected in Amendment No. 3 in the financial summary and risk factors.

Transactions and Current Holdings, page 25

4.

We note your response to our prior comment. 14.  Expand the disclosure to provide the information regarding the value of the assets and stock exchanged, as stated in your response.

The disclosure on page 24 relating to the acquisition of certain assets on March 25, 1998 has been revised to indicate that the stockholders originally acquired the assets for approximately $200,100 and the stock was valued at $200,100 based on the net book value of the Company after giving effect to the transaction.  The disclosure on page 25 relating to the acquisition of certain assets on January 7, 2003 has been revised to indicate that the assets were originally acquired for approximately $65,000 and that the stock issued in connection with the transaction was valued at $500 based on its par value.

Pending Transactions, page 27

5.

Given the recent amendments to the asset purchase agreement with Bible Broadcasting, it appears that the purchase price has increased to $540,000.  Please revise or advise.

The purchase price under the Bible Broadcasting agreement has been corrected in Amendment No. 3.

6.

Please expand your disclosure about the agreement with Lakeshore Media to explain the terms of your put option and any restrictions on your ability to exercise the put.  Clarify, if true, that your recovery in the event that the option holder does not purchase the assets will be limited to the forfeit of the options fees by Lakeshore Media.  Also explain why the option agreement was amended.

Please see the response to Comment No. 2 above.  In addition, the discussion of the agreement with Lakeshore Media appearing under "Pending Transactions" on page 27 indicates and more fully describes the Amendment dated September 27, 2005 and discloses that the purpose of the Amendment was to permit the Company and Lakeshore Media to seek FCC approval to relocate one of the radio stations.  Although the options are subject to FCC consent to the sale of the radio stations, the options are not subject to FCC consent to relocate the radio station.

Consolidated Balance Sheet as of September 30, 2005, page 65

7.

Please revise to correct the errors contained in the balance sheet.  For example, total other assets are $1,006,891, total assets are $1,602,690 and deferred consulting services are ($225,050).  Revise as necessary.

The noted errors in the Company's balance sheet have been corrected.  The Company has reviewed the balance sheet contained in Amendment No. 3.  No additional errors were found.

Undertakings page II-5

8.

Please provide the form of undertakings required after December 1, 2005 pursuant to Item 512 of Regulation S-B.

The undertakings contained in Amendment No. 3 have been revised pursuant to Item 512 of Regulation S-B, effective December 1, 2005.

Exhibits

9.

Please file executed versions of your exhibits.  We note Exhibits 10.17, 10.18 and 10.1 do no appear to have been executed.

Revised copies of Exhibits 10.17 and 10.18 have been filed with Amendment No. 3 and include the electronic signature of the parties to those agreements.  Please note that the copy of Exhibit 10.1 filed with the original Registration Statement on June 16, 2005 contained an electronic signature.  The staff may have inadvertently reviewed the signature lines on Exhibits to this document.

As discussed with you, the Company recently determined that Morgan Skinner, Lavon Randall, and Michael Bull did not serve as officers or directors of Red Fern Productions, Inc. when it filed for protection under Chapter 11 of the Bankruptcy Code or within the two years prior to its bankruptcy.  The disclosure on page 19 relating to legal proceedings concerning management was included in response to Item 401(d)(1) of Regulation S-B.  Since none of the directors, executive officers, promoters or control persons of the Registrant were officers or directors of Red Fern Productions, Inc. this disclosure has been deleted from Amendment No. 3.

We appreciate the detailed review of Amendment No. 2 by the staff and have attempted to address all comments to the extent of available information.  We acknowledge that the Registrant is responsible for the accuracy and adequacy of the disclosures in Amendment No. 3.  Please contact the undersigned at (713) 222-6025 if you have any questions regarding the Registrant's responses to your comments or Amendment No. 3.

Very truly yours

FRANKLIN, CARDWELL & JONES

/s/ Lawrence E. Wilson

For the firm

Enclosure

cc:

Legacy Communications Corporation

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